UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  BLUEFLY, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    096227103
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                                 (CUSIP Number)

                             Maverick Capital, Ltd.
                           Attention: General Counsel
                         300 Crescent Court, 18th Floor
                               Dallas, Texas 75201
                                 (214) 880-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 26, 2008
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No.  096227103                                       Page 2 OF 12 PAGES
--------------------                                       ---------------------

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      1         NAME OF REPORTING PERSONS
                Maverick Capital, Ltd.


                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                75-2482446
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [ ] (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

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      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
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                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  30,584,276*
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
 PERSON WITH          |       |  30,584,276*
                      ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                30,584,276*
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                   [  ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.1%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                IA
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP No.  096227103                                       Page 3 OF 12 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS

                Maverick Capital Management, LLC


                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                75-2686461
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [ ] (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  30,584,276*
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
 PERSON WITH          |       |  30,584,276*
                      ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                30,584,276*
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                   [  ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.1%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                HC
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP No.  096227103                                       Page 4 OF 12 PAGES
--------------------                                       ---------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS

                Lee S. Ainslie III


                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)

                (a) [ ] (b) [ x ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY



--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  30,584,276*
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
 PERSON WITH          |       |  30,584,276*
                      ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                30,584,276*
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                   [  ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.1%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                IN
--------------------------------------------------------------------------------

CUSIP NO. 096227103                                        PAGE 5 OF 12 PAGES

Item 1.       Security and Issuer.

                    This Amendment No. 1 amends the Schedule 13D filed on June 15, 2006 (this "Amendment") and relates to the Common Stock, par value $0.01 per share (the "Shares"), of Bluefly, Inc. (the "Issuer"), a Delaware corporation with its principal executive offices located at 42 West 39th Street, 9th Floor, New York, New York 10018.

Item 2.       Identity and Background.

                    (a) This Amendment is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                           (i) Maverick Capital, Ltd. ("Maverick Capital"), a limited partnership organized under the laws of Texas;
                           (ii)     Maverick Capital Management, LLC
                                    ("Maverick"), a limited liability company organized under the laws of Texas; and
                           (iii) Lee S. Ainslie III ("Mr. Ainslie"), a natural person.

                  (b) - (c)  The Reporting Persons

                    Maverick Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment manager of portfolio funds which hold Shares of the Issuer, as more particularly described in Item 6 below. Maverick Capital has its principal offices at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

                    Maverick's principal business purpose is to serve as general partner of Maverick Capital. Maverick has its principal offices at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

                    Mr. Ainslie is the manager of Maverick who is granted sole investment discretion pursuant to Maverick's limited liability company regulations. Mr. Ainslie has his principal office at 767 Fifth Avenue, 11th Floor, New York, New York 10153.

                    (d) - (e) During the past five years, to the best of the Reporting Persons' knowledge, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

                    (f) Mr. Ainslie is a citizen of the United
States.

CUSIP NO. 096227103                                        PAGE 6 OF 12 PAGES

Item 3.      Source and Amount of Funds or Other Considerations.

                    On March 26, 2008, Maverick Capital, pursuant to the respective investment management agreements with Maverick Fund USA, Ltd. ("Fund USA"), Maverick Fund, L.D.C. ("Fund LDC") and Maverick Fund II, Ltd. ("Fund II" and together with Fund USA and Fund LDC, the "Portfolio Funds"), as more particularly referred to in Item 6 below, and on behalf of the Portfolio Funds entered into a Standby Commitment Agreement in relation to Three Million Dollars of debt financing ($3,000,000) (the "Commitment Amount"), by and among the Issuer, the Portfolio Funds and certain other investors (the "Commitment Agreement"), pursuant to which the Portfolio Funds acquired warrants granting to the Portfolio Funds the right to subscribe for and purchase an aggregate of 197,979 Common Shares of the Issuer at a exercise price of $0.44 per Share.

Each of the Portfolio Funds will use its own working capital to fund its portion of the purchase price for shares acquired pursuant to the warrants.

Item 4.       Purpose of Transaction.

                    The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

                    The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

CUSIP NO. 096227103                                        PAGE 7 OF 12 PAGES

Item 5.       Interest in Securities of the Issuer.

                    (a) - (b) According to information filed by the Issuer with the Securities and Exchange Commission (the "SEC") on its most recent Form 10-Q for the quarterly period ended September 30, 2007, the number of Shares outstanding was 132,442,231 as of November 9, 2007. The Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 30,584,276 Shares. Such Shares constitute approximately 23.1% of the issued and outstanding Shares. Maverick is the general partner of Maverick Capital, and pursuant to the terms of Maverick's limited liability company regulations, Mr. Ainslie was appointed as manager of Maverick with sole investment discretion. As a result, Mr. Ainslie, directly and indirectly through Maverick Capital and Maverick, has the sole power to direct the vote and to direct the disposition of the 30,584,276 Shares.

                    (c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

                    (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

                    (e) Not applicable.

CUSIP NO. 096227103                                        PAGE 8 OF 12 PAGES


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    On March 26, 2008, the Issuer entered into a Standby Commitment Agreement (the "Standby Commitment") with the Portfolio Funds, QIP, and SFM Domestic Investments(a copy of which is incorporated by reference hereto as Exhibit A and incorporated herein by reference in response to this Item 6) pursuant to which the Portfolio Funds, QIP, and SFM Domestic Investments agreed, on a several and not joint basis, to provide the Issuer with debt financing of up to an aggregate of $3 million (the "Commitment Amount") on a standby basis which, subject to certain conditions, the Issuer may draw upon at any time prior to March 26, 2009. Pursuant to the Standby Commitment, Maverick USA committed to fund 7.186% of the Commitment Amount, Maverick LDC committed to fund 16.300% of the Commitment Amount, and Maverick II committed to fund 14.224% of the Commitment Amount.

                    Any and all draws against the Commitment Amount will be made pursuant to a Note Purchase Agreement (the form of which is incorporated by reference hereto as Exhibit B and is incorporated herein by reference in response to this Item 6) and will be evidenced by one or more Convertible Promissory Notes (the "Notes") (the form of which is incorporated by reference hereto as Exhibit C and is incorporated herein by reference in response to this
Item 6). The Notes will be convertible (subject to shareholder approval to the extent required by the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time), at the option of the holders, into either (i) Shares at a conversion price equal to the twenty-day trailing average closing price of the Shares as of the date the Note is issued or (ii) equity securities sold by the Issuer in subsequent rounds of financing for cash at a conversion price based upon the lowest price per share paid by any investor in such subsequent round of financing. Pursuant to the Note Purchase Agreement, the Issuer agrees to take all action necessary to obtain any shareholder approval required under the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time, in order for the Portfolio Funds to exercise in full the conversion rights pursuant to the note.

CUSIP NO. 096227103                                        PAGE 9 OF 12 PAGES


                    In consideration for the Standby Commitment, the Issuer issued: (i) a warrant to QIP granting QIP the right to subscribe for and purchase 316,659 Shares ("Warrant No.1"), (ii) a warrant to SFM Domestic Investments granting SFM Domestic Investments the right to subscribe for and purchase 10,364 Shares ("Warrant No.2"), (iii) a warrant to Maverick USA granting Maverick USA the right to subscribe for and purchase 37,725 Shares ("Warrant No.3"), (iv) a warrant to Maverick LDC granting Maverick LDC the right to subscribe for and purchase 85,577 Shares ("Warrant No.4") and (v) a warrant to Maverick II granting Maverick II the right to subscribe for and purchase 74,677 Shares ("Warrant No.5", hereinafter, along with Warrant No.1, Warrant No.2, Warrant No.3 and Warrant No.4, collectively, the "Standby Commitment Warrants"). Copies of the forms of Warrant No.3, Warrant No.4, and Warrant No. 5 are incorporated by reference hereto as Exhibits E, F, and G, respectively, and are each incorporated herein by reference in response to this Item 6. The exercise price of the Standby Commitment Warrants is $0.44, which is equal to the twenty-day trailing average closing price of the Shares on March 26, 2008. The Standby Commitment Warrants are exercisable for five years beginning on March 26, 2008.

                    The foregoing descriptions of the Standby Commitment, the Note Purchase Agreement, the Notes and the Standby Commitment Warrants (collectively, the "Commitment Documents") do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

                    Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

CUSIP NO. 096227103                                        PAGE 10 OF 12 PAGES


Item 7.       Materials to be Filed as Exhibits.

                    The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP NO. 096227103                                        PAGE 11 OF 12 PAGES


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  March 28, 2008

                                     MAVERICK CAPITAL, LTD.

                                     By: Maverick Capital Management, LLC,
                                     its General Partner

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     MAVERICK CAPITAL MANAGEMENT, LLC

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     LEE S. AINSLIE III

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

CUSIP NO. 096227103                                        PAGE 12 OF 12 PAGES

                                  EXHIBIT INDEX
                                  -------------


A. Standby Commitment Agreement, dated as of March 26, 2008, by and among Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C., and Maverick Fund II, Ltd.

B. Note Purchase Agreement

C. Convertible Promissory Notes

D. Power of Attorney, dated as of February 13, 2003, granted by Mr. Ainslie in favor of John T. McCafferty.(1)

E. Warrant To Maverick Fund USA, Ltd.

F. Warrant to Maverick Fund, L.D.C.

G. Warrant to Maverick Fund II, Ltd.


(1) Incorporated by reference to Maverick Capital's Schedule 13G filed with SEC on February 14, 2003.